September 4, 2018

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Inc.
205 East Washington Street
Suite B
Ann Arbor, MI 48104

       Re: Amesite Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 24, 2018
           File No. 333-226174

Dear Dr. Sastry:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your revised disclosure in response to prior comment 1. Please clarify that your reference to another over-the-counter system does not include the OTC Pink Market.
Description of Business
Our Proprietary Technology, page 20

2. We note your revised disclosure in response to prior comment 5. Please clarify whether
 Ann Marie Sastry, Ph.D
Amesite Inc.
September 4, 2018
Page 2
      your applications will be dependent on another blockchain or whether they will run on their own blockchain. In your risk factor on page 14 or in a separate risk factor, describe the risks and challenges related to being reliant on another blockchain or the risks and challenges related to developing and maintaining your own blockchain as applicable.
        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser at
(202) 551-6515 or Barbara C. Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameAnn Marie Sastry, Ph.D                    Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameAmesite Inc.
                                                            and Services
September 4, 2018 Page 2
cc:       Anthony W. Epps, Esq
FirstName LastName